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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Epimmune Inc.

(Name of Issuer)

Common Stock, Par value $.01 per share.

(Title of Class of Securities)

29425Y101

(CUSIP Number)

October 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). International Biotechnology Trust plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,267,992 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,267,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,992

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.41

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Schroder Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,267,992 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,267,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,992

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.41

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tom Daniel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,267,992 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,267,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,992

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.41

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kate Bingham

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,267,992 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,267,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,992

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.41

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eva Haas

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,267,992 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,267,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,992

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.41

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

Item 1(a).	Name of Issuer: Epimmune Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5820 Nancy Ridge Drive, Suite 100, San Diego, CA 92121

Item 2(a).	Names of Persons Filing: Schroder Investment Management Limited (“IBT”), Schroder Investment Management Limited (“SIML”), Tom Daniel (“Daniel”), Kate Bingham (Bingham”) and Eva Haas (Haas”). The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: 31 Gresham Street, London, EC2V 7QA, United Kingdom

Item 2(c).	Citizenship: United Kingdom

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 29425Y101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: IBT is the record owner of 1,267,992 shares of Common Stock (the “Record Shares”). By virtue of the contractual relationship between IBT and SIML, and the affiliate relationship between IBT and SIML, and the affiliate relationships among SIML, Daniel, Bingham and Haas, each of SIML, Daniel, Bingham and Haas may be deemed to own beneficially the Record Shares. In its capacity as discretionary investment manager of IBT, SIML may be deemed to own beneficially the Record Shares. In their capacity as members of the investment committee of Schroder Ventures Life Sciences Advisers (UK) Limited (“SVLSAL”) which advises SIML, Daniel and Bingham may each be deemed to own beneficially the Record Shares. In her capacity as fund manager of IBT, Haas may be deemed to own beneficially the Record Shares.

The Reporting Persons expressly disclaim beneficial ownership of any shares of such shares of Common Stock, except in the case of IBT for the Record Shares.

(b)	Percent of Class: 9.41

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,267,992

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:

IBT: 1,267,992

SIML: 1,267,992

Haas: 1,267,992

Bingham: 0

Daniel: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J)

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004 INTERNATIONAL BIOTECHNOLOGY TRUST PLC

By:	/s/ ANDREW BARKER
Name: Andrew Barker Title: Director

SCHRODER INVESTMENT MANAGEMENT LIMITED

By:	/s/ JOHN SPEDDING
Name: John Spedding Title: Secretary

/s/ TOM DANIEL
Tom Daniel

/s/ KATE BINGHAM
Kate Bingham

/s/ EVA HAAS
Eva Haas

*The undersigned attorney-in-fact, by signing his or her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to a Power of Attorney filed hereto as Exhibit 2.

/s/ EVA HAAS

By: Eva Haas Attorney-in-Fact